

SECURIT 10035856 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/2008 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva (212) 357-8710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

February 26, 2010

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of December 31, 2009, are true and correct. We further affirm that, as of December 31, 2009, neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer of The Goldman Sachs Group, Inc. the sole member of The Goldman, Sachs & Co. L.L.C. which is the general partner of Goldman, Sachs & Co.) had any proprietary interest in any account classified solely as that of a customer except as follows:

> Receivables from and payables to customers and counterparties includes $3,311,751 and $34,415,885 respectively, receivable from and payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of December 31, 2009, have been or will be made available to Executive Officers of The Goldman Sachs Group, Inc.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Subscribed and sworn before me;

This 26th day of February 2010

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2011


SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

LETTER OF ATTESTATION

February 26, 2010

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle as appropriate) ending December 31, 2009, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

Goldman, Sachs & Co. (Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: (a) each member of the Chicago Board of Trade whose membership is registered for the firm; (b) each individual designated by the firm in accordance with CBOT Regulation 230.03(a); and (c) each general partner in the case of the partnership.

____________________ (Signature)

David A. Viniar, Managing Director (Type Name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities. If a partnership, the signatory must also be a general partner.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (Sec 7 U.S.C. § 13) as well as a violation of Exchange Rules and Regulations.


SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2009



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman, Sachs & Co.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries (the "Firm") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2009
(in millions)

Assets		
Cash and cash equivalents	$	3,273
Cash and securities segregated for regulatory and other purposes (includes $9,739 at fair value)		11,459
Collateralized agreements:		
Securities borrowed (includes $79,137 at fair value)		212,491
Financial instruments purchased under agreements to resell, at fair value		70,499
Receivables from brokers, dealers and clearing organizations		8,193
Receivables from customers and counterparties (includes $440 at fair value)		20,203
Financial instruments owned, at fair value		113,104
Financial instruments owned and pledged as collateral, at fair value		19,639
Total financial instruments owned, at fair value		132,743
Other assets		4,894
Total assets	$	463,755
Liabilities and partners' capital		
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $3 at fair value)	$	15,276
Collateralized financings:		
Securities loaned (includes $23,810 at fair value)		66,682
Financial instruments sold under agreements to repurchase, at fair value		117,516
Other secured financings (includes $853 at fair value)		52,197
Payables to brokers, dealers and clearing organizations		14,429
Payables to customers and counterparties		121,559
Financial instruments sold, but not yet purchased, at fair value		40,201
Other liabilities and accrued expenses (includes $17 at fair value)		9,972
Unsecured long-term borrowings (includes $221 at fair value)		474
Total liabilities		438,306
Commitments, contingencies and guarantees		
Subordinated borrowings		18,250
Partners' capital		
Partners' capital		7,111
Accumulated other comprehensive income		88
Total partners' capital		7,199
Total liabilities and partners' capital	$	463,755

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation and a financial holding company. The firm is a leading investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided as follows:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.

- **Trading and Principal Investments.** The firm facilitates client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals and takes proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies and derivatives on these products. In addition, the firm engages in market-making activities on equities and options exchanges, and the firm clears client transactions on major stock, options and futures exchanges worldwide. In connection with the firm's other investing activities, the firm makes principal investments.

- **Asset Management and Securities Services.** The firm provides investment and wealth advisory services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles (GAAP).

- **Voting Interest Entities**. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority voting interest.

- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method. Under this method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios. The firm reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the firm is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See "— Recent Accounting Developments" below for information regarding amendments to accounting for VIEs.

- **QSPEs.** QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. To be considered a QSPE, an entity must satisfy certain criteria. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, such as whether a derivative is considered passive and the level of discretion a servicer may exercise, including, for example, determining when default is reasonably foreseeable. The firm does not consolidate QSPEs. See "— Recent Accounting Developments" below for information regarding amendments to accounting for QSPEs.

- **Equity-Method Investments.** When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment either under the equity method of accounting or at fair value pursuant to the fair value option available under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825-10. In general, the firm accounts for investments acquired subsequent to November 24, 2006, when the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, where the firm has a significant degree of involvement in the cash flows or operations of the investee, or where cost-benefit considerations are less significant.

- **Other.** If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value.

In connection with becoming a bank holding company, Group Inc. was required to change its fiscal year-end from November to December. In April 2009, the Board of Directors of Group Inc. approved a change in Group Inc.'s fiscal year-end from the last Friday of December to December 31. As a result, the firm also changed to a calendar year-end.

Unless specifically stated otherwise, all references to 2009 refer to the firm's fiscal period ended, or the date, as the context requires, December 31, 2009.

Use of Estimates

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. Substantially all financial instruments owned and financial instruments sold, but not yet purchased are reflected in the consolidated statement of financial condition at fair value on a trade date basis.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under ASC 815-15 and 825-10 (i.e., the fair value option).

Such financial assets and financial liabilities accounted for at fair value include:

- certain unsecured short-term and long-term borrowings, primarily consisting of promissory notes;
- certain other secured financings, primarily transfers accounted for as financings rather than sales;
- resale and repurchase agreements;
- securities borrowed consisting of the firm's matched book and certain firm financing activities; and
- certain receivables from customers and counterparties, primarily consisting of certain margin loans.

Fair Value Measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Financial assets are marked to bid prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The firm calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the firm's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The firm manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The firm records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the firm's own credit spreads.

In determining fair value, the firm separates total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into two categories: cash instruments and derivative contracts.

- **Cash Instruments**. The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most government obligations, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. Instruments classified within level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the firm holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, most corporate bonds, certain mortgage products, certain bank loans, less liquid listed equities, certain state, municipal and provincial obligations, and certain money market securities. Such instruments are generally classified within level 2 of the fair value hierarchy.

Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity investments and real estate fund investments, less liquid corporate debt securities and other debt obligations (including less liquid corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), less liquid mortgage whole loans and securities (backed by either commercial or residential real estate). The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence where available. In the absence of such evidence, management's best estimate is used.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, voluntary and involuntary prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market

evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings. Collateralized agreements and financings are presented on a net-by-counterparty basis when a right of setoff exists.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions. The firm receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value under the fair value option. Resale and repurchase agreements are generally valued based on inputs.with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned relating to both customer activities and, to a lesser extent, certain firm financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. As noted above, securities borrowed and loaned within trading and principal investments, which are related to the firm's matched book and certain firm financing activities, are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Other Secured Financings.** In addition to repurchase agreements and securities loaned, the firm funds assets through the use of other secured financing arrangements and pledges financial instruments and other assets as collateral in these transactions. As noted above, the firm has elected to apply the fair value option to transfers accounted for as financings rather than sales, for which the

use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. These other secured financing transactions are generally classified within level 2 of the fair value hierarchy. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest. See Note 3 for further information regarding other secured financings.

Hybrid Financial Instruments. Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative from the associated debt, it is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedge accounting relationships. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option. See Notes 3 for further information regarding hybrid financial instruments.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as collateralized financings. See "— Recent Accounting Developments" below for information regarding amendments to accounting for transfers of financial assets.

Asset Management. Management fees are recognized over the period that the related service is provided based upon average net asset values.

Share-Based Compensation

The firm participates in the share-based compensation plans of Group Inc. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are recorded at cost and included in "Other assets" in the consolidated statement of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include office space held in excess of current requirements. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease

rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. The firm adopted amended accounting principles related to the accounting for uncertainty in income taxes (ASC 740) as of December 1, 2007. The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

FASB Accounting Standards Codification. In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the firm for 2009 and did not have an effect on the firm's financial condition.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860). In February 2008, the FASB issued amended accounting principles related to transfers of financial assets and repurchase financing transactions. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. The firm adopted these amended accounting principles for new transactions entered into after November 2008. Adoption did not have a material effect on the firm's financial condition.

Disclosures About Derivative Instruments and Hedging Activities (ASC 815). In March 2008, the FASB issued amended principles related to disclosures about derivative instruments and hedging activities, which were effective for the firm beginning on November 29, 2008. Since these amended principles require only additional disclosures concerning derivatives and hedging activities, adoption did not affect the firm's financial condition.

Business Combinations (ASC 805). In December 2007, the FASB issued amended accounting principles related to business combinations, which changed the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the amended principles require that the acquiring company measure and record all of the target's assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. These amended accounting principles will be applicable to the firm's business combinations occurring after December 31, 2009. Adoption will not affect the firm's financial condition, but may have an effect on accounting for future business combinations.

Noncontrolling Interests in Consolidated Financial Statements (ASC 810). In December 2007, the FASB issued amended accounting principles related to noncontrolling interests in consolidated financial statements, which require that ownership interests in consolidated subsidiaries held by parties other than the parent (i.e., noncontrolling interests) be accounted for and presented as equity, rather than as a liability or mezzanine equity. These amended accounting principles will be effective for the firm after December 31, 2009. The firm does not expect adoption to have a material effect in its financial condition.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (ASC 860 and 810). In December 2008, the FASB issued amended principles related to disclosures by public entities (enterprises) about transfers of financial assets and interests in variable interest entities, which were effective for the firm beginning in December 2008. Since these amended principles require only additional disclosures concerning transfers of financial assets and interests in VIEs, adoption did not affect the firm's financial condition.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820). In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The firm adopted these amended accounting principles during 2009. Since the firm's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the firm's financial condition.

Interim Disclosures about Fair Value of Financial Instruments (ASC 825). In April 2009, the FASB issued amended principles related to interim disclosures about fair value of financial instruments. The firm adopted these amended principles during 2009. Adoption did not affect the firm's financial condition.

Transfers of Financial Assets and Interests in Variable Interest Entities (ASC 860 and 810). In June 2009, the FASB issued amended accounting principles which change the accounting for securitizations and VIEs. These principles were codified as Accounting Standards Update (ASU) No. 2009-16, "Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets" and ASU No. 2009-17, "Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in December 2009. ASU No. 2009-16 eliminates the concept of a QSPE, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. ASU No. 2009-17 changes the determination of when a VIE should be consolidated. Under ASU No. 2009-17, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. ASU No. 2009-16 and 2009-17 are effective for fiscal years beginning after November 15, 2009. In February 2010, the FASB issued ASU No. 2010-10, which defers the requirements of ASU No. 2009-17 for certain interests in investment funds and certain similar entities. Adoption of ASU Nos. 2009-16 and 2009-17 on January 1, 2010 did not have a material effect on the firm's financial condition or regulatory capital. However, continued application of these principles requires the firm to make judgments that are subject to change based on the new facts and circumstances, and evolving interpretations and practices.

Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value (ASC 820). In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. The firm adopted ASU No. 2009-05 during 2009. Since the firm's fair value methodologies were consistent with ASU No. 2009-05, adoption did not affect the firm's financial condition.

Improving Disclosures about Fair Value Measurements (ASC 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. ASU No. 2010-06 is effective for financial statements issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. Since these amended principles require only additional disclosures concerning fair value measurements, adoption will not affect the firm's financial condition.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value. At any point in time, the firm may use cash instruments as well as derivatives to manage a long or short risk position.

	As of December 2009	
	Assets	Liabilities
	(in millions)	
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 3,293	$ -
U.S. government, and federal agency obligations	74,848	19,875
Non-U.S. government obligations	1,700	560
Mortgage and other asset-backed loans and securities	5,553	-
Bank loans	248	2
Corporate debt securities and other debt obligations	15,539	3,259
Equities and convertible debentures	21,721	9,538
Derivative contracts	9,841 [1]	6,967
Total	$ 132,743	$ 40,201

[1] Net of cash received pursuant to legally enforceable netting agreements of $538 million.

Fair Value Hierarchy

The following tables set forth by level within the fair value hierarchy total financial instruments owned, at fair value, financial instruments sold, but not yet purchased, at fair value, and other financial assets and financial liabilities accounted for at fair value under the fair value option as of December 2009. See Note 2 for further information on the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial Assets at Fair Value as of December 2009

	Level 1	Level 2	Level 3	Netting and Collateral	Total
		(in millions)			
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 73	$ 3,220	$ -	$ -	$ 3,293
U.S. government and federal agency obligations	33,636	41,212	-	-	74,848
Non-U.S. government obligations	330	1,370	-	-	1,700
Mortgage and other asset-backed loans and securities [1]:					
Loans and securities backed by commercial real estate	-	1,040	270	-	1,310
Loans and securities backed by residential real estate	-	3,723	520	-	4,243
Bank loans	-	248	-	-	248
Corporate debt securities[2]	83	9,115	1,424	-	10,622
State and municipal obligations	-	1,376	1,114	-	2,490
Other debt obligations	652	1,109	666	-	2,427
Equities and convertible debentures	16,995 [3]	3,625 [5]	1,101 [8]	-	21,721
Cash instruments	51,769	66,038	5,095	-	122,902
Derivative contracts	51	9,863 [6]	462 [6]	(535) [10]	9,841
Total financial instruments owned, at fair value	51,820	75,901	5,557	(535)	132,743
Securities segregated for regulatory and other purposes	9,131 [4]	608 [7]	-	-	9,739
Securities borrowed	-	79,137	-	-	79,137
Financial instruments purchased under agreements to resell, at fair value	-	70,499	-	-	70,499
Receivables from customers and counterparties	-	440	-	-	440
Total financial assets at fair value	$ 60,951	$ 226,585	$ 5,557 [9]	$ (535)	$ 292,558

(1) Includes $181 and $307 million of CDOs backed by real estate obligations within level 2 and level 3, respectively, of the fair value hierarchy.

(2) Includes $656 million of CDOs backed by corporate obligations within level 3 of the fair value hierarchy.

(3) Primarily consists of publicly listed equity securities.

(4) Consists of U.S. Department of the Treasury (U.S. Treasury) securities and money market instruments.

(5) Substantially all of the firm's level 2 equities and convertible debentures are less liquid publicly listed securities.

(6) Includes $670 million and $67 million of credit derivative assets within level 2 and level 3, respectively, of the fair value hierarchy. These amounts exclude the effects of netting under enforceable netting agreements across other derivative product types.

(7) Principally consists of resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

(8) Includes $744 million of private equity investments.

(9) Level 3 assets were 2% of Total financial assets at fair value and 1% of "Total assets" in the consolidated statement of financial condition.

(10) Represents cash collateral netting and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

	Financial Liabilities at Fair Value as of December 2009				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
			(in millions)		
U.S. government and federal agency obligations	$ 19,858	$ 17	$ -	$ -	$ 19,875
Non-U.S. government obligations	500	60	-	-	560
Bank loans	-	2	-	-	2
Corporate debt securities[1]	63	3,116	80	-	3,259
Equities and convertible debentures[2]	9,270	266	2	-	9,538
Cash instruments	29,691	3,461	82	-	33,234
Derivative contracts	6	7,074 [3]	133 [3]	(246) [5]	6,967
Financial instruments sold, but not yet purchased, at fair value	29,697	10,535	215	(246)	40,201
Unsecured short-term borrowings	-	-	3	-	3
Securities loaned	-	23,810	-	-	23,810
Financial instruments sold under agreements to repurchase, at fair value	-	117,516	-	-	117,516
Other secured financings	-	71	782	-	853
Other liabilities and accrued expenses	-	17	-	-	17
Unsecured long-term borrowings	-	-	221	-	221
Total financial liabilities at fair value	$ 29,697	$ 151,949	$ 1,221 [4]	$ (246)	$ 182,621

(1) Includes $45 million of CDOs backed by corporate obligations within level 3 of the fair value hierarchy.

(2) Substantially consists of publicly listed equity securities.

(3) Includes $247 million and $1 million of credit derivative liabilities within level 2 and level 3, respectively, of the fair value hierarchy. These amounts exclude the effects of netting under enforceable netting agreements across other derivative product types.

(4) Level 3 liabilities were less than 1% of Total financial liabilities at fair value and "Total liabilities" in the consolidated statement of financial condition.

(5) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Credit Concentration

Credit concentrations may arise from trading, underwriting, lending and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, clearing houses, exchanges, and investment funds. This has resulted in significant credit concentration with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

As of December 2009, the firm held $78.5 billion (17% of total assets) of U.S. government and federal agency obligations included in "Total financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes" in the consolidated statement of financial condition. In addition, as of December 2009, $95.3 billion of the firm's financial instruments purchased under agreements to resell and securities borrowed (including those in "Cash and securities segregated for regulatory and other purposes"), respectively, were collateralized by U.S. government and federal agency obligations. As of December 2009, $8.7 billion of the firm's financial instruments purchased under agreements to resell and securities borrowed, were collateralized by other sovereign obligations. As of December 2009, the firm did not have credit exposure to any other counterparty that exceeded 2% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index.

The firm enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the firm may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

The firm applies hedge accounting to certain derivative contracts. The firm uses these derivatives to manage certain interest rate and currency exposures. The firm designates certain interest rate swap contracts as fair value hedges.

The fair value of the firm's derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in the firm's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The following table sets forth the fair value and the number of the firm's derivative contracts by major product type on a gross basis as of December 2009. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the firm's exposure:

	As of December 2009		
	Derivative Assets	Derivative Liabilities	Number of Contracts
	(in millions, except number of contracts)		
Derivative contracts for trading activities			
Interest rates	$13,871 [3]	$13,759 [3]	11,051
Credit	3,994	3,514	7,354
Currencies	6,529	6,381	146,077
Commodities	154	212	616
Equities	21,684	18,667	156,568
Gross fair value of derivative contracts	$46,232	$42,533	321,666
Counterparty netting [1]	(35,320)	(35,320)	
Cash collateral netting [2]	(1,071)	(246)	
Fair value included in financial instruments owned, at fair value	$9,841		
Fair value included in financial instruments sold, but not yet purchased, at fair value		$6,967	

(1) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to enforceable netting agreements.

(2) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

(3) Presented after giving effect to $1.1 billion of derivative assets and $1.1 billion of derivative liabilities settled with clearing organizations.

The firm enters into a broad array of credit derivatives to facilitate client transactions, to take proprietary positions and as a means of risk management. The firm uses each of the credit derivatives described below for these purposes. These credit derivatives are entered into by various trading desks around the world, and are actively managed based on the underlying risks. These activities are frequently part of a broader trading strategy and are dynamically managed based on the net risk position. As individually negotiated contracts, credit derivatives can have numerous settlement and payment conventions. The more common types of triggers include bankruptcy of the reference credit entity, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity.

- **Credit default swaps:** Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event of a default by the issuer (reference entity). The buyer of protection pays an initial or periodic premium to the seller and receives credit default protection for the period of the contract. If there is no credit default event, as defined by the specific derivative contract, then the seller of protection makes no payments to the buyer of protection. However, if a credit default event occurs, the seller of protection will be required to make a payment to the buyer of protection. Typical credit default events requiring payment include bankruptcy of the reference credit entity, failure to pay the principal or interest, and restructuring of the relevant obligations of the reference entity.

- **Credit indices, baskets and tranches:** Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. Typically, in the event of a default of one of the underlying reference obligations, the protection seller will pay to the protection buyer a pro-rata portion of a transaction's total notional amount relating to the underlying defaulted reference obligation. In tranched transactions, the credit risk of a basket or index is separated into various portions each having different levels of subordination. The most junior tranches cover initial defaults, and once losses exceed the notional amount of these tranches, the excess is covered by the next most senior tranche in the capital structure.

- **Total return swaps:** A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

- **Credit options:** In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default. As of December 2009, the firm's written and purchased credit derivatives had total gross notional amounts of $99.4 billion and $110.6 billion, respectively, for total net purchased protection of $11.2 billion in notional value.

The following table sets forth certain information related to the firm's credit derivatives. Fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash paid pursuant to credit support agreements, and therefore are not representative of the firm's exposure.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor [1]				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives [2]	Other Purchased Credit Derivatives [3]	Asset	Liability	Net Asset/ (Liability)
As of December 2009					(in millions)				
Credit spread on underlying (basis points) [4]									
0-250	$6,233	$58,270	$21,135	$85,638	$77,002	$14,750	$932	$ 907	$25
251-500	153	4,558	2,048	6,759	6,122	1,420	137	240	(103)
501-1,000	71	3,180	1,367	4,618	3,126	5,586	282	268	14
Greater than 1,000	223	1,738	439	2,400	2,211	349	7	708	(701)
Total	$6,680	$67,746	$24,989	$99,415	$88,461	$22,105	$1,358	$ 2,123	$ (765)[5]

(1) Tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives.

(2) Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they hedge written credit derivatives with identical underlyings.

(3) Comprised of purchased protection in excess of the amount of written protection on identical underlyings and purchased protection on other underlyings on which the firm has not written protection.

(4) Credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. For example, the firm is least likely to pay or otherwise be required to perform where the credit spread on the underlying is "0-250" basis points and the tenor is "0-12 Months." The likelihood of payment or performance is generally greater as the credit spread on the underlying and tenor increase.

(5) These net liabilities differ from the carrying values related to credit derivatives in the firm's consolidated statement of financial condition because they exclude the effects of both netting under enforceable netting agreements and netting of cash collateral paid pursuant to credit support agreements. Including the effects of netting receivable balances with payable balances for the same counterparty (across written and purchased credit derivatives) pursuant to enforceable netting agreements, the firm's consolidated statement of financial condition as of December 2009 included a net asset related to credit derivatives of $737 million and a net liability related to credit derivatives of $247 million. These net amounts exclude the netting of cash collateral paid pursuant to credit support agreements.

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies, sovereigns and corporations, as well as equities and convertibles.

In many cases, the firm is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements. As of December 2009, the fair value of financial instruments received as collateral by the firm that it was permitted to deliver or repledge was $404.3 billion, of which the firm delivered or repledged $317.4 billion.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Financial instruments owned and pledged to counterparties that have the right to deliver or repledge are included in "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition and were $19.6 billion as of December 2009. Financial instruments owned and pledged in connection with repurchase agreements, securities lending agreements and other secured financings to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition and were $55.4 billion as of December 2009.

In addition to repurchase agreements and securities lending agreements, the firm obtains secured funding through the use of other arrangements. Other secured financings include arrangements that are nonrecourse, that is, only the subsidiary that executed the arrangement or a subsidiary guaranteeing the arrangement is obligated to repay the financing. Other secured financings primarily consist of liabilities related to the firm's short-term borrowings with Group Inc.

Other secured financings by maturity are set forth in the table below:

	As of December 2009
	(in millions)
Other secured financings (short-term) [1] [2]	$ 52,070
Other secured financings (long-term)	
2011	101
2012	-
2013	-
2014	-
2015- thereafter	26
Total other secured financings (long-term)	127
Total other secured financings [3]	$ 52,197

[1] The blended weighted average interest rate was 2.0% as of December 2009.

[2] Includes other secured financings maturing within one year of the financial statement date and other secured financings that are redeemable within one year of the financial statement date at the option of the holder.

[3] As of December 2009, other secured financings were collateralized by financial instruments. Other secured financings include $101 million of nonrecourse obligations as of December 2009.

Note 4. Securitization Activities and Variable Interest Entities

Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm also acts as underwriter when other subsidiaries of Group Inc. securitize financial assets. The firm derecognizes financial assets transferred in securitizations, provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization.

The firm may have continuing involvement with transferred assets, including: retaining interests in securitized financial assets, primarily in the form of senior or subordinated securities; retaining servicing rights; and purchasing senior or subordinated securities in connection with secondary market-making activities. Retained interests and any other interests related to the firm's continuing involvement are accounted for at fair value and are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition. See Note 2 for additional information regarding fair value measurement.

For the period ended December 2009, the firm securitized $48.4 billion of financial assets in which the firm had continuing involvement, all related to residential mortgages, primarily in connection with government agency securitizations.

The following table sets forth certain information related to the firm's continuing involvement in securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement, as of December 2009. The outstanding principal amount set forth in the table below is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement, and is not representative of the firm's risk of loss. For retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests.

	As of December 2009 [1][2]	
	Outstanding Principal Amount	Fair Value of Retained Interests
	(in millions)	
Residential mortgage-backed [3]	$43,707	$ 3,849
Other asset-backed [4]	4,367	37
Total	$48,074	$3,886

(1) As of December 2009, fair value of other continuing involvement excludes $58 million of purchased interests in securitization entities where the firm's involvement was related to secondary market-making activities. Continuing involvement also excludes derivative contracts that are used by securitization entities to manage credit, interest rate or foreign exchange risk. See Note 3 for information on the firm's derivative contracts.

(2) The firm had other continuing involvement in the form of derivative transactions and guarantees with certain nonconsolidated VIEs for which the carrying value was a liability of $70 million as of December 2009. The notional amounts of these transactions are included in maximum exposure to loss in the nonconsolidated VIE table below.

(3) Primarily consists of outstanding principal and retained interests related to government agency QSPEs.

(4) Consists of CDOs backed by corporate and mortgage obligations. Outstanding principal amount and fair value of retained interests include $4.4 billion and $37 million, respectively, as of December 2009 related to VIEs which are also included in the nonconsolidated VIE table below.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the firm's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions:

	As of December 2009	
	Type of Retained Interests [1]	
	Mortgage-Backed	Other Asset-Backed [2]
	(in millions)	
Fair value of retained interests	$ 3,849	$ 37
Weighted average life (years)	4.4	4.0
Constant prepayment rate [3]	23.7 %	N.M.
Impact of 10% adverse change [3]	$ (40)	N.M.
Impact of 20% adverse change [3]	(85)	N.M.
Discount rate [4]	5.8 %	N.M.
Impact of 10% adverse change	$ (67)	N.M.
Impact of 20% adverse change	(130)	N.M.

(1) Includes $3.8 billion as of December 2009 held in QSPEs.

(2) Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2009. The firm's maximum exposure to adverse changes in the value of these interests is the firm's carrying value of $37 million.

(3) Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.

(4) The majority of the firm's mortgage-backed retained interests are U.S. government agency-issued collateralized mortgage obligations, for which there is no anticipated credit loss. For the remainder of the firm's retained interests, the expected credit loss assumptions are reflected within the discount rate.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Variable Interest Entities

The firm, in the ordinary course of business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed securities, CDOs and CLOs, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, equity, real estate, and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked notes designed to meet their objectives. VIEs generally purchase assets by issuing debt and equity instruments.

The firm's significant variable interests in VIEs include senior and subordinated debt interests in mortgage-backed and asset-backed securitization vehicles, CDOs and CLOs, loan commitments; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity, commodity and credit derivatives; and guarantees.

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In the tables set forth below, the maximum exposure to loss for purchased and retained interests and loans and investments is the carrying value of these interests. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs. For these contracts, maximum exposure to loss set forth in the tables below is the notional amount of such guarantees, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded by the firm in connection with these guarantees. As a result, the maximum exposure to loss exceeds the firm's liabilities related to VIEs.

The following table sets forth total assets in firm-sponsored nonconsolidated VIEs in which the firm holds variable interests and other nonconsolidated VIEs in which the firm holds significant variable interests, and the firm's maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. In accordance with amended principles requiring enhanced disclosures, the following table also sets forth the total assets and total liabilities included in the consolidated statement of financial condition related to the firm's significant interests in these nonconsolidated VIEs. The firm has aggregated these nonconsolidated VIEs based on principal business activity, as reflected in the first column. The nature of the firm's variable interests can take different forms, as described in the columns under maximum exposure to loss.

	As of December 2009								
		Carrying Value of the Firm's Variable Interests		Maximum Exposure to Loss in Nonconsolidated VIEs [1]					
	Assets in VIE	Assets	Liabilities	Purchased and Retained Interests	Commitments and Guarantees	Derivatives		Loans and Investments	Total
	(in millions)								
Mortgage CDOs [2]	$2,330	$82	$ –	$ 82	$ –	$ –		$ –	$82
Corporate CDOs and CLOs [2]	21,154	235	130	234	–	804	(4)(5)	–	1,038
Real estate, credit-related and other investing [3]	1,997	190	–	–	17	–		173	190
Total	$25,481	$507	$130	$316	$17	$804		$173	$1,310

(1) Such amounts do not represent the anticipated losses in connection with these transactions because they exclude the effect of offsetting financial instruments that are held to mitigate these risks.

(2) These VIEs are generally financed through the issuance of debt instruments collateralized by assets held by the VIE. Substantially all assets held by the firm related to these VIEs are included in "Total financial instruments owned, at fair value," in the consolidated statement of financial condition.

(3) The firm obtains interests in these VIEs in connection with making investments in real estate, distressed loans and other types of debt, mezzanine instruments and equities. These VIEs are generally financed through the issuance of debt and equity instruments which are either collateralized by or indexed to assets held by the VIE. Substantially all assets and liabilities held by the firm related to these VIEs are included in "Total financial instruments owned, at fair value" and "Other Assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition.

(4) Primarily consists of total return swaps on CDOs and CLOs. The firm has generally transferred the risks related to the underlying securities through derivatives with non-VIEs.

(5) Includes $467 million as of December 2009, related to derivative transactions to which the firm transferred assets.

The following table sets forth the firm's total assets excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with its variable interests in consolidated VIEs. The following table excludes VIEs in which the firm holds a majority voting interest unless the activities of the VIE are primarily related to securitization, asset-backed financings or single-lessee leasing arrangements. For 2009, in accordance with amended principles requiring enhanced disclosures, the following table also sets forth the total liabilities included in the consolidated statement of financial condition related to the firm's consolidated VIEs. The firm has aggregated consolidated VIEs based on principal business activity, as reflected in the first column.

	As of December 2009	
	VIE Assets [1]	VIE Liabilities [1]
	(in millions)	
Real estate, credit-related and other investing	$350	$255 [2]
Municipal bond securitizations	679	782 [3]
CDOs, mortgage-backed and other asset-backed	127	71 [4]
Total	$1,156	$1,108

[1] Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a nonrecourse basis. Substantially all VIE assets are included in "Total financial instruments owned, at fair value" and "Other Assets" in the consolidated statement of financial condition.

[2] These VIE liabilities, which are collateralized by the related VIE assets, are primarily included in "Other secured financings" in the consolidated statement of financial condition and generally do not provide for recourse to the general credit of the firm.

[3] These VIE liabilities, which are partially collateralized by the related VIE assets, are included in "Other secured financings" in the consolidated statement of financial condition.

[4] These VIE liabilities are included in "Other secured financings" in the consolidated statement of financial condition and generally do not provide for recourse to the general credit of the firm.

The firm did not have off-balance-sheet commitments to purchase or finance any CDOs held by structured investment vehicles as of December 2009.

Note 5. Short-Term Borrowings

As of December 2009, short-term borrowings were $67.4 billion, comprised of $52.1 billion included in "Other secured financings" in the consolidated statement of financial condition and $15.3 billion of unsecured short-term borrowings. See Note 3 for information on other secured financings.

The firm obtains unsecured short-term borrowings primarily from Group Inc. The firm accounts for certain hybrid financial instruments at fair value under the fair value option. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

Note 6. Long-Term Borrowings

As of December 2009, long-term borrowings were $601 million, comprised of $127 million included in "Other secured financings" in the consolidated statement of financial condition and $474 million of unsecured long-term borrowings. See Note 3 for information on other secured financings.

The firm obtains unsecured long-term borrowings, which have various maturity dates, primarily from third parties. As of December 2009, the carrying values of these long-term obligations approximated fair value.

Subordinated Borrowings

As of December 2009, the firm had outstanding borrowings of $5.0 billion from Group Inc. under four subordinated loan agreements, which mature in 2011. In addition, the firm has a $16.6 billion revolving subordinated loan agreement with Group Inc., which also matures in 2011. As of December 2009, $13.3 billion was drawn down under these agreements.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Commitments, Contingencies and Guarantees

Commitments

The following table summarizes the firm's commitments as of December 2009:

	Commitment Amount by Period of Expiration as of December 2009				Total Commitments
	2010	2011-2012	2013-2014	2015-Thereafter	as of December 2009
			(in millions)		
Commitments to extend credit[1] [2]	$ 100	$ –	$ –	$ –	$ 100
Forward starting resale and securities borrowing agreements	3,030	–	–	–	3,030
Forward starting repurchase and securities lending agreements	1,879	–	–	–	1,879
Letters of credit [3]	253	–	–	–	253
Other	27	4	1	21	53
Total commitments	$ 5,289	$ 4	$ 1	$ 21	$ 5,315

(1) Commitments to extend credit are presented net of amounts syndicated to third parties.

(2) Consists of investment-grade commercial lending commitments.

(3) Consists of commitments under letters of credit issued by various banks which the firm provides to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements.

Leases. The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2027. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals are set forth below:

	As of December 2009
	(in millions)
2010	$ 79
2011	49
2012	20
2013	3
2014	3
2015-thereafter	7
Total	$ 161

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under ASC 460. Disclosures about derivative contracts are not required if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit that enable clients to complete transactions). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of December 2009. Derivative contracts set forth below include written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. See Note 3 for information regarding credit derivative contracts that meet the definition of a guarantee, which are not included below.

		Maximum Payout/Notional Amount by Period of Expiration [1]				
	Carrying Value of Net Liability	2010	2011-2012	2013-2014	2015-Thereafter	Total
			(in millions)			
As of December 2009						
Derivatives [2]	$49	$1,493	$173	$85	$368	$2,119
Other financial guarantees	-	25	-	-	-	25

(1) Such amounts do not represent the anticipated losses in connection with these contracts.

(2) Because derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying value excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash paid pursuant to credit support agreements. These derivative contracts are risk managed together with derivative contracts that do not meet the definition of a guarantee under ASC 460 and, therefore, these amounts do not reflect the firm's overall risk related to its derivative activities.

In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 2009.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely that the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of December 2009.

Note 8. Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. Group Inc. maintains a defined benefit pension plan for most U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants.

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. Employees of certain subsidiaries participate in various defined benefit pension plans. In addition, Group Inc. maintains unfunded postretirement benefit plans

that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

Defined Contribution Plans

The firm contributes to Group Inc. employer-sponsored U.S. and non-U.S. defined contribution plans.

Note 9. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs), awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by the firm's shareholders, effective for grants after April 1, 2003, and was further amended and restated, effective December 31, 2008.

Restricted Stock Units and Stock Options

Group Inc. issues RSUs to employees of the firm under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. All employee RSU agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock options granted to employees generally vest as outlined in the applicable stock option agreement. No options were granted for the period ended 2009. Year-end options granted in December 2008 will become exercisable in one third installments in January 2010, January 2011, and January 2012. Shares received on exercise cannot be sold, transferred, or otherwise disposed of until January 2014. Year-end 2008 options will expire on December 31, 2018. Year-end options granted in December 2007 will become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise of year-end 2007 options cannot be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Note 10. Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

	As of December 2009 (in millions)
Deferred tax assets	
Compensation and benefits	$ 1,650
Unrealized losses	576
Other, net	323
Total deferred tax assets	$ 2,549
Total deferred tax liabilities[1]	$ 211

[1] Relates to depreciation and amortization.

The firm adopted amended accounting principles related to accounting for uncertainty in income taxes as of December 1, 2007. As of December 2009, the firm did not record a liability related to accounting for uncertainty in income taxes.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 11. Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as set forth below:

	As of December 2009 (in millions)
Assets	
Receivables from brokers, dealers and clearing organizations	$ 5,122
Receivables from customers and counterparties	1,036
Securities borrowed	38,714
Financial instruments purchased under agreements to resell, at fair value	13,609
Financial instruments owned, at fair value	1,554
Other assets	954
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	$ 15,127
Payables to brokers, dealers and clearing organizations	8,614
Payables to customers and counterparties	10,434
Securities loaned	62,978
Financial instruments sold under agreements to repurchase, at fair value	22,521
Other secured financings	51,288
Financial instruments sold, but not yet purchased, at fair value	594
Unsecured long-term borrowings	139
Subordinated borrowings	18,250

The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Financial instruments owned, at fair value" are $1.2 billion of such issuances.

Note 12. Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of December 2009, GS&Co. had regulatory net capital, as defined by Rule 15c3-1, of $13.7 billion, which exceeded the amount required by $11.8 billion.

Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2009, these subsidiaries were in compliance with their local capital adequacy requirements.
As of December 2009, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the Company's PAIB debits exceeded its PAIB credits. The amount held on deposit in the Reserve Bank at December 2009 was $396 million.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Goldman, Sachs & Co.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Goldman, Sachs & Co.("GS&Co.") for the period from March 28, 2009 through December 31, 2009, which were agreed to by GS&Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating GS&Co.'s compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for GS&Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7T with the respective cash disbursement record entries, as follows: The amount on 2B of $8,105,806 was paid in three installments in the amounts of $150 on January 14, 2009, $8,026,876 on July 24, 2009, and $78,780 on October 16, 2009 with check number 033307, 180936 and wire transfer number 0837240483. The amount paid by check was agreed to the canceled checks without differences. The amount on 2G of $14,058,242 was paid on February 26, 2010 with wire transfer number S06005718910 and the amount was agreed to the cash disbursement record without differences.

2. Compared the revenues in line 2a of Form SIPC-7T in the amount of $12,955,280,109 to the gross revenues on the consolidating worksheet, less the period from November 29, 2008 to March 27, 2009, and less the revenue of the consolidating subsidiaries and equity in earnings of unconsolidated subsidiaries. The following reconciling items were noted from the consolidating work sheet to the revenues in page 2, line 2a of Form SIPC-7T:

    a. $63,975,574 reduction of revenues from the consolidating working sheet to the revenues in page 2, line 2a of Form SIPC-7T of interest income. This reduction is offset by a corresponding reduction in interest expense.

    b. $9,504,034 increase of revenues from the consolidating working sheet to the revenues in page 2, line 2a of Form SIPC-7T of trading error losses;



c. $22,178,435 increase in revenues from the consolidating working sheet to the revenues in page 2, line 2a of Form SIPC-7T related to losses incurred in investment banking division.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared the addition amount reported on page 2, item 2b,4 of Form SIPC-7T in the amount of $165,729,078, to dividend expense on short securities reported on "Schedule 2B.4" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   b. Compared the addition amount reported on page 2, item 2b, 5 of Form SIPC-7T in the amount of $5,534,647, to the net losses from total underwriting stabilization losses reported on "Schedule 2B.5" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   c. Compared the deduction amount reported on page 2, item 2c, 1 of Form SIPC-7T in the amount of $131,891,951, to commissions from commodity transactions reported on "Schedule 2C.1" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   d. Compared the deduction amount reported on page 2, item 2c, 2 of Form SIPC-7T in the amount of $2,864,654,777, to commodity trading revenue reported on "Schedule 2C.2" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   e. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T in the amount of $81,251,000, to total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions reported on "Schedule 2C.3" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   f. Compared the deduction amount reported on page 2, item 2c, 5 of Form SIPC-7T in the amount of $102,785,210, to net gain from securities in investment accounts reported on the "Schedule 2C.5" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   g. Compared the deduction amount reported on page 2, item 2c, 6 of Form SIPC-7T in the amount of $56,788,489, to commissions from transactions in commercial paper reported on the "Schedule 2C.6" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   h. Compared the amount reported on page 2, item 2c, 9(i) of Form SIPC-7T in the amount of $1,023,553,383, to total interest and dividend expense but not in excess of total interest and dividend income reported on the "Schedule 2C.9" provided by GS&Co Regulatory Reporting Department. There were no differences noted.

   i. Compared the amount reported on page 2, item 2c, 9(ii) of Form SIPC-7T in the amount of $103,818,443, to 40% of total margin interest reported on "Schedule 2C.9(ii)" provided by GS&Co Regulatory Reporting Department. There were no differences noted.



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $8,865,619,024 and $22,164,048 respectively of the Form SIPC-7T. There were no differences noted.

    b. Recalculated the mathematical accuracy of the total dividend expense on page 2, line 2(b),4 based off the "Schedule 2B.4" provided by GS&Co Regulatory Reporting Department of $165,729,078, by recalculating the sum of the monthly dividend expense for the period November 29, 2008 to March 27, 2009 ('period 4 to period 12'). No differences were noted.

    c. Recalculated the mathematical accuracy of the total stabilization losses on page 2, line 2(b), 5 based off the "Schedule 2B.5" provided by GS&Co Regulatory Reporting Department of $5,534,647, by recalculating the sum of monthly stabilization losses of period 4 to period 12. No differences were noted.

    d. Recalculated the mathematical accuracy of the total revenues from transactions in security futures products on page 2, line 2c,1 based off the "Schedule 2C.1" provided by GS&Co Regulatory Reporting Department of $131,891,951, by recalculating the sum of monthly commissions in commodity transactions of period 4 to period 12. No differences were noted.

    e. Recalculated the mathematical accuracy of the total revenues from commodities trading revenue on page 2, line 2(c), 2 based off the "Schedule 2C.2" provided by GS&Co Regulatory Reporting Department of $2,864,654,777, by recalculating the sum of monthly commodity trading revenue of period 4 to period 12. No differences were noted.

    f. Recalculated the mathematical accuracy of the total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on page 2, line 2(c), 3 based off the "Schedule 2C.3" provided by GS&Co Regulatory Reporting Department of $81,251,000, by recalculating the sum of monthly commission, floor brokerage and clearance paid to SIPC members by counterparty for the period 4 to period 12. No differences were noted.

    g. Recalculated the mathematical accuracy of net gain from securities in investment accounts on page 2, line 2(c), 5 based off the "Schedule 2C.5" provided by GS&Co Regulatory Reporting Department of $102,785,210, by recalculating the sum of monthly net gain from securities in investment accounts for the period 4 to period 12. No differences were noted.

    h. Recalculated the mathematical accuracy of commissions earned from transactions in commercial paper that mature nine months or less from issuance date on page 2, line 2(c), 6 based off the "Schedule 2C.6" provided by GS&Co Regulatory Reporting Department of $56,788,489, by recalculating the sum of monthly period 4 to period 12. No differences were noted.

    i. Recalculated the mathematical accuracy of total interest and dividend expense but not in excess of total interest and dividend income on page 2, line 2(c), 9(i) based off the "Schedule 2C.9" provided by GS&Co Regulatory Reporting Department of $1,023,553,383, by recalculating the sum of monthly interest expense of period 4 to period 12. No differences were noted.



j. Recalculated the mathematical accuracy of 40% of total margin interest on page 2, line 2(c), 9(ii) based off the "Schedule 2C.9(ii)" provided by GS&Co Regulatory Reporting Department of $103,818,443, by recalculating the sum of monthly margin interest of period 4 to period 12 and multiplying the sum by 40%. No differences were noted.

k. Recalculated the greater of line 2(c), 9(i) or 2(c), 9(ii) of $1,023,553,383. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the management of Goldman, Sachs & Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2010



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners of
Goldman, Sachs & Co.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Goldman, Sachs & Co. (the "Firm") as of and for the thirteen month period ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls



and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010